UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

FORM 11-K

☑   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED MARCH 31, 2005

— OR —

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_____________________

TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

Commission File Number 1-12833

TXU Corp.

ENERGY PLAZA, 1601 BRYAN STREET, DALLAS, TEXAS 75201-3411
(214) 812-4600

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

TABLE OF CONTENTS

Page
FINANCIAL INFORMATION

The following financial statements are furnished for the Plan:

Statements of Financial Condition at March 31, 2005 and 2004	1

Statements of Income (Loss) and Changes in Plan Equity for the periods ended March 31, 2005, 2004 and 2003	2

Notes to Financial Statements	3

Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	7

SIGNATURE	8

EXHIBIT

The following exhibit is filed herewith:

Exhibit 23 Consent of Independent Registered Public Accounting Firm

(i)

TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

STATEMENTS OF FINANCIAL CONDITION

	March 31,	March 31,
	2005	2004

Investment in securities of participating company —
Common stock of TXU Corp., at fair value as determined by quoted market prices (historical cost: 2005 — $17,141,683; 2004 — $28,610,157) (Note 3)	$50,462,451	$25,470,348

Dividends receivable	371,169	111,088

Interest receivable	326	62

Cash and cash equivalents	2,111,911	78,005

Total assets and Plan equity	$52,945,857	$25,659,503

See Notes to Financial Statements.

TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

STATEMENTS OF INCOME (LOSS) AND CHANGES IN PLAN EQUITY

	For the Plan Year Ended March 31, 2005	For the Plan Year Ended March 31, 2004	For the Period From July 1, 2002 through March 31, 2003

Additions:
Net investment income:
Dividends on common stock of TXU Corp.	$949,886	$469,842	$698,650
Interest	8,486	3,398	3,080
Net investment income	958,372	473,240	701,730

Gain (loss) realized on sale of investments	1,606,264	(4,388,356)	1,254,869
Change in unrealized appreciation (depreciation) of investments (Note 3)	36,460,577	14,705,186	(29,665,356)

Contributions and deposits (Note 4):
Participating employees' salary deferrals	2,052,540	2,076,825	156,267
Employer matching awards	3,319,095	3,935,464	234,401
Total contributions and deposits	5,371,635	6,012,289	390,668

Total additions (deductions)	44,396,848	16,802,359	(27,318,089)

Distributions and forfeitures:
Distributions to participants	9,790,036	4,260,883	9,277,468
Distributions to the TXU Salary Deferral Program (Note 1)	503,785	1,453,094	—
Fees to Plan sponsor	—	—	10
Forfeitures	6,816,673	230,942	284,026
Total distributions and forfeitures (Note 5)	17,110,494	5,944,919	9,561,504

Net additions (deductions)	27,286,354	10,857,440	(36,879,593)

Plan equity, beginning of period	25,659,503	14,802,063	51,681,656

Plan equity, end of period	$52,945,857	$25,659,503	$14,802,063

See Notes to Financial Statements.

TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

NOTES TO FINANCIAL STATEMENTS

1.
Plan Description— The TXU Deferred and Incentive Compensation Plan (Plan) allows elected officers of TXU Corp. (TXU or the Company) or a participating subsidiary of the Company (Participating Companies) with the title of Vice President or above to defer a percentage of their base salary not to exceed a maximum percentage determined by the Organization and Compensation Committee of the Board of Directors of the Company (the Committee) for each Plan year and, in any event, not to exceed 15% of the participant's base salary. The Participating Companies make matching awards equal to 150% of the deferred compensation. In addition, for Plan years beginning on or before July 1, 2001, 50% of any awards made to participants under the TXU Annual Incentive Plan were automatically deferred under the Plan as incentive awards. Effective April 1, 2002, the Plan year-end was changed from June 30 to March 31. On April 1, 2002, participants of the Plan were given the option to begin participation for the 2003 Plan year either as of April 1, 2002 or to defer their participation until July 1, 2002. A special transition rule applied to the Plan year beginning July 1, 2001 whereby it continued for the full twelve-month period ended June 30, 2002 (2002 Plan year), running concurrently with the Plan year beginning April 1, 2002 and ending March 31, 2003 (2003 Plan year) for the overlapping period. As a result of the change in the Plan year-end, the period ended March 31, 2003, included in this report, contains activity for the nine-month period from July 1, 2002 to March 31, 2003. On November 19, 2004, the Plan was frozen for new contributions after March 31, 2005.

A participant’s benefits under the Plan are provided through an irrevocable grantor trust, the assets of which are subject to the claims of the Company’s general creditors. A participant’s Employer-Company provides the trust with funds equal to the amount credited to the participant’s account, and the trustee invests such funds in shares of common stock of the Company (Common Stock). The trustee uses any cash dividends received on Common Stock held in the trust to buy additional shares of Common Stock.

A participant’s deferred compensation, matching award and incentive award amounts are credited to the participant’s account under the Plan and are converted into performance units on the basis of the number of shares of Common Stock that can be purchased with such amounts as of the applicable date. Additional performance units are credited to a participant’s account, determined by multiplying the number of performance units in the participant’s account by the amount of any regular or special cash dividend declared on each share of Common Stock and dividing the product by the amount paid by the trust for a share of such Common Stock with the dividend amounts received by the trust.

On the expiration of the applicable maturity period (three years for incentive awards and five years for deferrals and matching awards, beginning on the first day of the Plan year in which the contributions are made) the value of the participant’s account is paid to the participant in cash. Effective August 17, 2001, the Plan was amended to provide the option to defer amounts that would otherwise mature under the Plan into, and subject to, the provisions of the TXU Salary Deferral Program, provided that the deferral election is made at least twelve months before the amounts would otherwise mature under the Plan. In no event will a participant’s account be deemed to have a cash value less than the sum of the participant’s maturing salary deferrals and 6% per annum interest on such amounts. To the extent that the amounts maturing under the Plan combined with the participant’s other remuneration for such year exceed $1,000,000, the maturity period shall be extended. In the event a participant’s employment is terminated because of death or permanent and total disability, all amounts in the participant’s account shall mature immediately, provided that, if such termination occurs prior to the end of a Plan year, the deferred amount and Company match for the year of such termination will be recomputed as of the termination date. In the event a participant’s employment is terminated by retirement, the participant will receive a distribution of his account at the end of the applicable maturity period. If the participant terminates employment by retirement prior to the end of a Plan year, the deferred amount and company match for the year of retirement will be recomputed unless the participant has previously elected to accelerate the balance of salary deferrals. In the event a participant’s employment is terminated because of reasons other than death, permanent and total disability or retirement, all rights to amounts for maturity periods not yet completed shall be forfeited and revert to the Company (as Plan sponsor), except for participant deferrals and 6% per annum interest on those amounts.

In the event of a change in control of the Company: (i) forfeiture provisions and the provisions relating to recomputation upon termination during the Plan year are eliminated; (ii) amounts maturing within twelve months are to be paid within thirty days of the change in control; and (iii) amounts maturing more than twelve months from the change in control may, at the election of the participant, be paid on the first anniversary of the change in control or when such amounts would otherwise mature.

It is anticipated that the Plan will be amended in 2005 to comply with the requirements of Section 409A of the Internal Revenue Code (Code) and guidance issued thereunder. Such amendments may, consistent with Code Section 409A, affect one or more of the Plan provisions described above for periods beginning January 1, 2005.

The number of participants (current and former employees) for the Plan years ended March 31, 2005, 2004 and 2003 were 47, 73 and 82, respectively. On November 19, 2004, the Plan was frozen for new participants after March 31, 2005.

2.	Summary of Significant Accounting Policies:

Basis of Accounting— The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates— The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Distributions to Participants— Distributions to participants are recorded when paid.

Expenses— All costs and expenses of the Plan and its administration, except expenses incurred in the acquisition or liquidation of investments, are paid by the Participating Companies.

3.	Plan Investments— The historical cost, fair value and unrealized appreciation (depreciation) of investments as of March 31, 2005, 2004 and 2003 were as follows:

	Per Share Value	Number of Shares	Historical Cost	Fair Value	Appreciation (Depreciation)
Common stock of TXU Corp.

March 31, 2005	$79.63	633,712(a)	$17,141,683	$50,462,451	$33,320,768

March 31, 2004	28.66	888,707(b)	28,610,157	25,470,348	(3,139,809)

March 31, 2003	17.85	819,083(c)	32,465,632	14,620,637	(17,844,995)

______________________________
(a)	Represented 0.2643% of the outstanding shares of common stock of TXU Corp. (239,755,380 at March 31, 2005).

(b)	Represented 0.2743% of the outstanding shares of common stock of TXU Corp. (324,001,906 at March 31, 2004).

(c)	Represented 0.2543% of the outstanding shares of common stock of TXU Corp. (322,155,194 at March 31, 2003).

The investment in Common Stock is stated at fair value based upon the last reported sale price on recognized exchanges on the last business day of the Plan year. The cost basis of Plan investments was changed from average cost to first-in first-out during the 2003 Plan year. The effect of the change was not material to the financial statements.

The Plan’s investment in Common Stock is subject to various risks related to, among other things, interest rates, credit and overall market volatility. Therefore, it is reasonably possible that changes in the value of the Common Stock will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

During the Plan year ended March 31, 2005, 8,602 shares were sold to an affiliated benefit plan of the Company for $351,607. During the Plan year ended March 31, 2004, 20,756 shares were sold to the affiliated benefit plan for $449,516. The share prices used were determined based on the sales prices for similar shares sold by the Company during the same timeframes.

4.	Plan Contributions— Contributions by participating employees' salary deferrals and employer matching awards for the periods ended March 31, 2005, 2004 and 2003 were as follows:

Participating Companies	Participating Employees' Salary Deferrals	Contributions by Participating Companies	Total Contributions

2005:
TXU Corp.	$345,000	$647,911	$992,911
TXU US Holdings Company	844,405	1,287,610	2,132,015
TXU Business Services and others	863,135	1,383,574	2,246,709
Total	$2,052,540	$3,319,095	$5,371,635

2004:
TXU Corp.	$142,500	$437,682	$580,182
TXU US Holdings Company	1,135,302	2,017,219	3,152,521
TXU Business Services and others	799,023	1,480,563	2,279,586
Total	$2,076,825	$3,935,464	$6,012,289

2003:
TXU US Holdings Company	$53,209	$79,813	$133,022
TXU Business Services and others	103,058	154,588	257,646
Total	$156,267	$234,401	$390,668

No incentive awards were included in contributions by Participating Companies for the periods ended March 31, 2003 and thereafter.

5.	Plan Distributions— Amounts contributed to the Plan (including earnings thereon) mature on March 31 of the applicable maturity period.

During the Plan year ended March 31, 2005, 18 participants terminated from the Plan. Distributions were made to terminated participants in the aggregate amount of $3,216,169, and the terminations resulted in net forfeitures of $6,816,673. In July 2004, the trustee distributed $7,077,652, composed of net proceeds in the amount of $6,837,367 obtained upon sale of the associated assets (Common Stock) of matured deferrals and awards and a Company contribution in the amount of $240,285 required to meet the Plan’s minimum distribution requirements. Plan equity includes distributions payable of $469,038 and net forfeitures of $1,556,639 for participants terminated in the 2005 Plan year that were not paid until after the plan year end.

During the Plan year ended March 31, 2004, nine participants terminated from the Plan. Distributions were made to terminated participants in the aggregate amount of $433,776, and the terminations resulted in net forfeitures of $230,942. In July 2003, the trustee distributed $5,280,201, composed of net proceeds in the amount of $4,459,978 obtained upon sale of the associated assets (Common Stock) of matured deferrals and awards and a Company contribution in the amount of $820,223 required to meet the Plan’s minimum distribution requirements.

During the Plan year ended March 31, 2003, six participants terminated from the Plan. Distributions were made to terminated participants in the aggregate amount of $302,127, and the terminations resulted in net forfeitures of $284,026. In July 2002, the trustee distributed $8,975,341 of net proceeds obtained upon sale of the associated assets (Common Stock) of matured deferrals.

6.
Federal Income Taxes— The Company intends and has been advised that the Plan does not meet the requirements of a tax-qualified plan under Code Section 401(a); the trust established thereunder is not exempt from federal income taxes under Section 501(a) of the Code; and the Company will be provided a corresponding federal income tax deduction for the amount of income recognized by the participant by reason of distributions under the Plan.

Based on the Code and regulations promulgated thereunder as currently in effect:

(a)
A participant's elective deferrals under the Plan, matching awards, incentive awards, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

(b)
Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not included in the participant’s income until paid or otherwise made available to the participant.

(c)	Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

7.
Plan Termination—The Company’s Board of Directors may amend, terminate, or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants, but no amendment or modification of the Plan for any reason may diminish any participant’s account as of the effective date thereof. Upon Plan termination, all amounts credited to a participant’s account shall be deemed to have matured, as described in the Plan document.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Organization and Compensation Committee,
TXU Deferred and Incentive Compensation Plan:

We have audited the statements of financial condition of the TXU Deferred and Incentive Compensation Plan (the “Plan”) as of March 31, 2005 and 2004, and the related statements of income (loss) and changes in plan equity for the years ended March 31, 2005 and 2004, and for the period from July 1, 2002 through March 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at March 31, 2005 and 2004 and the results of its operations and changes in plan equity for the years ended March 31, 2005 and 2004, and for the period from July 1, 2002 through March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
June 28, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee of the Board of Directors of TXU Corp. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

By	/s/ Riz Chand
Riz Chand
Senior V.P. of Human Resources

June 28, 2005